信和置業有限公司
Sino Land Company Limi

06017771

RECEIVED
2006 OCT 25 A 9:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref.: SLC-EI/FC-2006/CS-1194

9 October 2006

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.

Attn.: Ms. Kathy Jiang

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549, U.S.A.

Attn.: Mr. Frank Zarb

SUPPL

Dear Sirs,

Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to **enclose** for your attention a copy of Joint Press Announcement on Connected Transaction published in The Standard on 5 October 2006.

For your information, the above document is also accessible at our website "**http://www.sino-land.com**".

If you require any other information or documents, please feel free to contact us.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

PROCESSED
OCT 31 2006
THOMSON FINANCIAL

Fanny Cheng
Deputy Company Secretary

Encl.

c.c. The Bank of New York (Hong Kong)
Level 24, Three Pacific Place,
1 Queen's Road East,
Hong Kong.

Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen

10/30

H:\Maisy\FC\Letter - ADR.doc

香港九龍尖沙咀梳士巴利道尖沙咀中心11至12樓 11th-12th Floors, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong
電話Tel: (852) 2721 8388 圖文傳真Fax: (852) 2723 5901 網址Website: www.sino-land.com

Tsim Sha Tsui Properties Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 247)

Sino Land Company Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 83)

CONNECTED TRANSACTION
JOINT ANNOUNCEMENT

The respective boards of Directors of TST Properties and Sino Land wish to announce that, on 5th October, 2006, Sino Land executed the Corporate Guarantee in favour of the Lenders to secure 25% of the repayment obligations of Wide Harvest, a joint venture company in which Sino Land and Ng Family respectively hold 25% and 75% of equity interest, under the Loan Facility of up to the maximum amount of HK$2,500 million. The Corporate Guarantee provided by Sino Land is on a several and pari passu basis in accordance with the percentage of its equity interest in Wide Harvest.

The provision of the Corporate Guarantee by Sino Land constituted a connected transaction of Sino Land and TST Properties under Rule 14A.13(2)(a)(i) of the Listing Rules. As the relevant percentage ratios in respect of the Corporate Guarantee exceeds 0.1% but is less than 2.5%, the Corporate Guarantee is subject to the reporting and announcement requirements but is exempted from independent shareholders' approval under Rule 14A.66 of the Listing Rules.

CORPORATE GUARANTEE

On 5th October, 2006, Sino Land executed the Corporate Guarantee in favour of the Lenders to secure 25% of the repayment obligations of Wide Harvest under the Loan Facility of up to the maximum amount of HK$2,500 million. The Loan Facility has a maturity of 5 years from 29th September, 2006, being the date of the loan agreement in respect of the Loan Facility. The Loan Facility consists of tranche A (a term loan facility of HK$1,500 million) and tranche B (a revolving loan facility of HK$1,000 million). Tranche A is repayable quarterly. The repayment schedule for tranche B will be specified at each drawdown of the loan and it may be payable monthly, bimonthly, quarterly or semi-annually. Under the Corporate Guarantee, Sino Land will be liable to pay proportionally and severally the amount outstanding under the Loan Facility upon the default in repayment by Wide Harvest.

Ng Family, being the other shareholder holding equity interest in Wide Harvest, has also provided a guarantee in favour of the Lenders in respect of the Loan Facility. The Corporate Guarantee provided by Sino Land and the guarantee provided by Ng Family are on a several and pari passu basis in accordance with their respective percentage of equity interest in Wide Harvest. No fee or commission is payable by Wide Harvest to Sino Land for the provision of the Corporate Guarantee.

REASONS FOR THE CORPORATE GUARANTEE

The Loan Facility is obtained by Wide Harvest to repay and refinance its existing loan with an outstanding amount of HK$1,712 million and to provide additional facility of HK$788 million for its working capital. The Lenders have required the provision of the Corporate Guarantee as security for the provision of the Loan Facility to Wide Harvest.

Ng Family is a connected person of TST Properties and Sino Land by virtue of it being the substantial shareholder of both TST Properties and Sino Land. Wide Harvest, being an associate of Ng Family, is also a connected person of both TST Properties and Sino Land. The provision of the Corporate Guarantee by Sino Land constituted a connected transaction of Sino Land and TST Properties under Rule 14A.13(2)(a)(i) of the Listing Rules. As the relevant percentage ratios in respect of the Corporate Guarantee exceeds 0.1% but is less than 2.5%, the Corporate Guarantee is subject to the reporting and announcement requirements but is exempted from independent shareholders' approval under Rule 14A.66 of the Listing Rules.

The Directors (including the independent non-executive Directors) are of the opinion that the Corporate Guarantee has been entered into (i) on normal commercial terms; and (ii) on terms that are fair and reasonable and in the interests of TST Properties, Sino Land and the shareholders of these two companies respectively.

GENERAL INFORMATION

TST Properties is the holding company of Sino Land. Both TST Properties and Sino Land are investment holding companies and their principal businesses include property development and investment, investment in securities, financing, hotel and building management and services.

The Lenders are licensed banks registered under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong). The Lenders are parties independent of and not connected with the Directors, chief executive and substantial shareholder of Sino Land, TST Properties and their respective subsidiaries and associates of any of them.

DEFINITIONS

"associates"	has the meaning ascribed thereto under the Listing Rules
"Corporate Guarantee"	an agreement dated 5th October, 2006 in favour of the Lenders pursuant to which Sino Land agreed to guarantee on a several and pari passu basis 25% of the repayment obligations of Wide Harvest under the Loan Facility plus interest thereon and all other moneys payable under the Loan Facility
"Directors"	the respective directors of TST Properties and Sino Land
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Lenders"	a syndicate of, inter alia, licensed banks registered under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong) which are the lenders of the Loan Facility
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Loan Facility"	an agreement dated 29th September, 2006 in respect of a loan facility of up to HK$2,500 million which consists of tranche A (a term loan facility of HK$1,500 million) and tranche B (a revolving loan facility of HK$1,000 million) with a maturity of 5 years from the date of the loan agreement
"Ng Family"	Mr. Ng Teng Fong and his associates
"Sino Land"	Sino Land Company Limited, a company incorporated in Hong Kong, the shares of which are listed on the main board of the Stock Exchange, and a subsidiary of TST Properties
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"TST Properties"	Tsim Sha Tsui Properties Limited, a company incorporated in Hong Kong, the shares of which are listed on the main board of the Stock Exchange
"Wide Harvest"	Wide Harvest Investment Limited, a company incorporated in Hong Kong which is a joint venture company in which Sino Land and Ng Family respectively hold 25% and 75% of equity interest
"HK$"	Hong Kong Dollars, the lawful currency of Hong Kong

By order of the board of
Tsim Sha Tsui Properties Limited
Raymond Tong Kwok Tung
Director

By order of the board of
Sino Land Company Limited
Raymond Tong Kwok Tung
Director

Hong Kong, 5th October, 2006

As at the date of this announcement, the Executive Directors of TST Properties are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung and Mr. Daryl Ng Win Kong, the Non-executive Director is The Honourable Ronald Joseph Arculli and the Independent Non-executive Directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Mr. Steven Ong Kay Eng.

As at the date of this announcement, the Executive Directors of Sino Land are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Yu Wai Wai, Mr. Thomas Tang Wing Yung and Mr. Daryl Ng Win Kong, the Non-executive Director is The Honourable Ronald Joseph Arculli and the Independent Non-executive Directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Dr. Fu Yuning.